

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Susan Swabey
Company Secretary
Smith & Nephew plc
Building 5, Croxley Park, Hatters Lane
Watford, Hertfordshire WD18 8YE

>   **Re: Smith & Nephew plc**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **Filed March 2, 2020**
>   **File No. 001-14978**

Dear Ms. Swabey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences